ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 27, 2004

04035888

RECEIVED
2004 AUG -3 A 6:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

AUG 03 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

dlw 8/3

Lodgement with Australian Stock Exchange:
27 July 2004 – (ASX Announcement & Media Release – Lake Long Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

ASX ANNOUNCEMENT AND MEDIA RELEASE

BARGE RIG UNDER TOW TO LAKE LONG LOCATION

The operator of the Lake Long Field, Kriti Exploration Inc, has advised FAR that Parker Rig 55-B has mobilised from its present location in the Galveston Bay area to Inland Waters Louisiana State Lease 328 (Lake Long) and is likely to rig up over this coming weekend.

The barge rig will be used to drill the SL 328 #1 well, a proposed 15,500 foot true vertical depth test of the Lake Long Deep Prospect. The well will be operated by Palace Operation Company, of Tulsa, Oklahoma under a turnkey contract with Applied Drilling Technology Inc, a GlobalSantaFe Company.



The proposed deep test well will be directionally drilled to test the deep *Cib. Op.* interval. The well has also been designed to evaluate shallower objectives at the 6900 Sand, Krumbhaar and Upper, Middle and Lower Hollywood intervals. The well is likely to take between 70 and 90 days.

Based on the Kent Bayou Field analogue, sand pay thicknesses exceeding 500 feet are possible at the *Cib. Op.* interval at Lake Long. The field operator, Kriti Exploration Inc has estimated the potential reserves of the prospect to be in the order of 766 billion cubic feet of gas equivalent.

With Henry Hub gas prices at US$5.95 per thousand cubic feet, a prospect of this magnitude has the potential to generate a significant future cash flow stream with a meaningful impact on a company the size of FAR.

Lake Long Field History

The Lake Long field is located in the intra-coastal waterways of the gulf coast of the United States of America and is associated with a very prolific oil and gas productive area of the Mississippi River Delta Country of south eastern Louisiana.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

The Kriti Exploration, Inc. portion of the field was purchased from Amoco and Arco in 1991 prior to the acquisition of modern 3D seismic. Discovered in 1938, this prolific field has made in excess of 300 billion cubic feet of gas and over 20 million barrels of oil to date. Although remarkable, the production of Lake Long field is typical when compared with its neighbours, Hollywood field (515 billion cubic feet of gas) and Bourg field (500 billion cubic feet of gas).

The Lake Long field is situated in the Houma Embayment; a structural down warping of the middle Miocene continental shelf that studies conclude has been contemporaneously filled with a northward thickening wedge of deltaic plain sands and deep marine shales.


UNITED STATES OF AMERICA
Cheyenne
Chicago
San Francisco
EAGLE PROSPECT
WEST BUFFALO WALLOW
HARDEMAN BASIN OILFIELDS
Los Angeles
LOUISIANA / TEXAS PROGRAM
Atlantic Ocean
Dallas
Texas
New Orleans
Pacific Ocean
RAINOSEK
Houston
Gulf of Mexico
Mexico
LOCATION MAP

The Embayment is bounded on the north by a large regional growth fault active as early as *Cib. Op.* time. During this time depositional loading, due to sediment influx, resulted in initiation of salt evacuation creating the major structural features in the Lake Long area.

Lake Long produces from multiple Miocene oil and gas sands of good quality (30% porosity and 500 MD to 1500 MD permeability) from reservoirs between 5,000 feet and 12,500 feet. Up to 25 discreet sands are known to occur within the Lake Long field ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 billion cubic feet of gas and 40,000 barrels of condensate.

Traps are generally structural on a deep-seated salt supported anticline. No salt has been penetrated in the field; however it is clearly imaged on a 36 square mile 3D seismic data set shot in 1998. The deepest production to date has been from the 12,000 foot Hollywood interval, a prolific Middle Miocene producer regionally on trend.


Cib Op Growth Fault
Prospect Location
Lake Long Field
32 Miles
Proposed
Note Hollywood Fields in Red
Jackson
Baton Rouge
Cib. Op. / Hollywood Trend
Lafourche and Terrebonne Parishes

Whilst historical production in the Embayment has been from the Hollywood and shallower younger sands, in 1998 a major deeper discovery was made by Union Pacific Railroad Company on trend with the Lake Long field 32 miles to the west at the Kent Bayou field (300 plus billion cubic feet of gas) where 5 wells have each averaged initial production rates of approximately 20 million cubic feet per day and 2,000 barrels of condensate per day from *Cib. Op.* sands below 18,000 feet.


South
North
Proposed
Well Path
13 BCFG
Hollywood Sands
Depth
11,000'
Hollywood
15,500'
~700 BCFG
Cib. Op.Sands

The proposed Lake Long deep test will evaluate these same deep sands at mapped depths of between 14,000 and 16,000 feet along with shallower field pays on a known producing structure.

Participants

FAR will participate in the Lake Long Deep Test well by paying 5 percent of the well (before completion) reducing to a working interest of 4.09375 percent (after completion). All working interests are subject to State and other minor royalties.

The deep well will be operated by Palace Exploration of Tulsa Oklahoma who is farming in to earn a 50 percent working interest.

To date, FAR has participated in four wells within the field, all of which have resulted in commercial production. Existing facilities within Lake Long will enable early sales into the central production system with Columbia gas and Amoco being the ultimate product purchasers, although field capacity would need to be upgraded in the event of a large gas discovery.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au

Or visit FAR's website: www.far.com.au